UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                       FORM 12b-25

              NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0 - 14188

CUSIP
NUMBER
868908104

(Check One): [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K
             [X] Form  10-Q  [ ] Form N-SAR


For Period Ended:    5/31/02

PART I - REGISTRANT INFORMATION

Surge Components, Inc.
-------------------------------------
Full Name of Registrant

 N/A
------------------------------------
Former Name if Applicable

 95 E. Jefryn Boulevard
---------------------------------------
Address of Principal Executive Office
 (Street and Number)

Deer Park, NY 11729
------------------------------------
City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.
(Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to File its Quarterly Report on Form 10-QSB for its quarter ended May 31, 2002 on or before July 15, 2002, without unreasonable effort or expense, because the Registrant does not have all the information necessary to complete the preparation of the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ira Levy        (631)       595-1818
---------- -------------- ------------------
 (Name)   (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

     [ X ]    Yes               No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ]    Yes               No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting revenues of approximately $5,362,000 and a net loss of approximately
$1,160,000 for the six months ended May 31, 2002, compared to revenues of approximately $9,954,000 and a net loss of $3,713,000 for the six months ended May 31, 2001.

         Surge Components, Inc.
-----------------------------------------------------
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  7/15/02      By:/s/Ira Levy
                       --------------------------
                       Ira Levy, President

---------------ATTENTION-------------------------------------------
International misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).